EXHIBIT 95

MINE SAFETY VIOLATIONS AND OTHER LEGAL MATTER DISCLOSURES
PURSUANT TO SECTION 1503(a) OF THE DODD-FRANK WALL STREET
REFORM AND CONSUMER PROTECTION ACT

PacifiCorp and its subsidiaries operate certain coal mines and coal processing facilities (collectively, the "mining facilities") that are regulated by the Federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977 (the "Mine Safety Act"). MSHA inspects PacifiCorp's mining facilities on a regular basis. The total number of reportable Mine Safety Act citations, orders, assessments and legal actions for the three-month period ended June 30, 2012 are summarized in the table below and are subject to contest and appeal. The severity and assessment of penalties may be reduced or, in some cases, dismissed through the contest and appeal process. Amounts are reported regardless of whether PacifiCorp has challenged or appealed the matter. Coal reserves that are not yet mined and mines that are closed or idled are not included in the information below as no reportable events occurred at those locations during the three-month period ended June 30, 2012. There were no mining-related fatalities during the three-month period ended June 30, 2012. PacifiCorp has not received any notice of a pattern, or notice of the potential to have a pattern, of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of coal or other mine health or safety hazards under Section 104(e) of the Mine Safety Act during the three-month period ended June 30, 2012.

	Mine Safety Act						Legal Actions
Total
	Section 104				Section	Value of
	Significant		Section		107(a)	Proposed	Pending
	and	Section	104(d)	Section	Imminent	MSHA	as of Last	Instituted	Resolved
	Substantial	104(b)	Citations/	110(b)(2)	Danger	Assessments	Day of	During	During
Mining Facilities	Citations(1)	Orders(2)	Orders(3)	Violations(4)	Orders(5)	(in thousands)	Period(6)	Period	Period

Deer Creek	5	—	—	—	—	$4	8	1	2
Bridger (surface)	2	—	—	—	—	1	2	1	—
Bridger (underground)	6	—	—	—	—	29	20	4	—
Cottonwood Preparatory Plant	—	—	—	—	—	—	—	—	—
Wyodak Coal Crushing Facility	—	—	—	—	—	—	—	—	—

(1)
Citations for alleged violations of mandatory health and safety standards that could significantly or substantially contribute to the cause and effect of a safety or health hazard under Section 104 of the Mine Safety Act.

(2)	For alleged failure to totally abate the subject matter of a Mine Safety Act Section 104(a) citation within the period specified in the citation.

(3)	For an alleged unwarrantable failure (i.e., aggravated conduct constituting more than ordinary negligence) to comply with a mandatory health or safety standard.

(4)
For alleged flagrant violations (i.e., reckless or repeated failure to make reasonable efforts to eliminate a known violation of a mandatory health or safety standard that substantially and proximately caused, or reasonably could have been expected to cause, death or serious bodily injury).

(5)	For the existence of any condition or practice in a coal or other mine which could reasonably be expected to cause death or serious physical harm before such condition or practice can be abated.

(6)
Amounts include contests of 28 proposed penalties under Subpart C and contests of two citations or orders under Subpart B of the Federal Mine Safety and Health Review Commission's procedural rules. The pending legal actions are not exclusive to citations, notices, orders and penalties assessed by MSHA during the reporting period.